AP 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047588

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26657 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20371 Irvine Ave Ste A-140
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry R. Law 949-650-2928
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd, Ste 1000 (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

REBECCA SHABUNOV
Commission # [illegible]
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JRL Capital Corporation
SEC ID No. 8-26657

## Financial Statements and Supplemental Schedule

For The Year Ended December 31, 2014

KMJ | Corbin & Company
Business Advisors · Tax and Audit

# JRL CAPITAL CORPORATION
SEC ID NO. 8-26657

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2014

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company
Business Advisors Tax and Audit

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of JRL Capital Corporation (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information as of December 31, 2014 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 27, 2015

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

| | December 31, 2014 |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash and cash equivalents | $ 43,262 |
| Accounts receivable | 50,311 |
| Deferred tax asset | 204 |
| Prepaid expenses | 5,383 |
| | $ 99,160 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 26,516 |
| Commitments and contingencies | |
| Stockholder's equity: | |
| Common stock, no par value; 1,000 shares authorized, issued and outstanding | 73,404 |
| Accumulated deficit | (760) |
| Total stockholder's equity | 72,644 |
| | $ 99,160 |

## STATEMENT OF INCOME

| | For The Year Ended December 31, 2014 |
|---|---|
| Revenues: | |
| Commissions | $ 332,543 |
| Other | 54,058 |
| Total revenues | 386,601 |
| Expenses: | |
| Commissions | 255,678 |
| Related party management fees | 4,000 |
| Other related party expenses | 94,410 |
| General and administrative | 5,167 |
| Total expenses | 359,255 |
| Income before provision for income taxes | 27,346 |
| Provision for income taxes | 12,544 |
| Net income | $ 14,802 |

*See accompanying notes to financial statements*

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

**For The Year Ended December 31, 2014**

| | Common Stock | | Accumulated | Total Stockholder's |
|---|---|---|---|---|
| | Shares | Amount | Deficit | Equity |
| Balance at January 1, 2014 | 1,000 | $ 69,204 | $ (15,562) | $ 53,642 |
| Non-cash stockholder contribution | - | 4,200 | - | 4,200 |
| Net income | - | - | 14,802 | 14,802 |
| Balance at December 31, 2014 | 1,000 | $ 73,404 | $ (760) | $ 72,644 |

## STATEMENT OF CASH FLOWS

| | For The Year Ended December 31, 2014 |
|---|---|
| Cash flows used in operating activities: | |
| Net income | $ 14,802 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Deferred income taxes | 4,796 |
| Non-cash stockholder contribution | 4,200 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (32,252) |
| Prepaid expenses | (568) |
| Accounts payable and accrued expenses | (2,742) |
| Net change in cash and cash equivalents | (11,764) |
| Cash and cash equivalents at beginning of year | 55,026 |
| Cash and cash equivalents at end of year | $ 43,262 |
| Supplemental cash flow information - | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ 800 |

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

### Liquidity and Risks

The Company relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 29, 2016. In the event that additional funds are required, CMG has committed to provide such funding.

### Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

*Cash and cash equivalents*

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

*Customers*

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through a small number of registered representatives licensed with the Company. This is facilitated by entering into "selling group agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2014, one trading/custodian firm accounted for 28% of the Company's commissions revenues. As of December 31, 2014, accounts receivable from three product sponsors and trading/custodian firms totaled 97% of the total accounts receivable balance. If the Company's customers decreased their activity, the reduction in commissions could have a significant impact on the Company's commissions and operations. We record an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2014.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commissions revenue on a trade-date basis. For commissions revenue related to real estate and private placement services, revenue is recognized upon closing of escrow. Other revenues consist primarily of bonuses earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these bonuses upon notification from the third party securities/annuities companies.

Income Taxes

The Company files as part of a consolidated return of CMG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Income tax benefits from Company tax attributes are accounted for as a distribution to stockholder when realized. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2014.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2010.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of deferred tax assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

## NOTE 2 – INCOME TAXES

For the year ended December 31, 2014, the provision for income taxes consists of the following:

| | |
|---|---|
| Federal: | |
| Current | $ 2,187 |
| Deferred | 3,739 |
| | 5,926 |
| California: | |
| Current | 5,561 |
| Deferred | 1,057 |
| | 6,618 |
| | $ 12,544 |

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent and state income taxes.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has extensive transactions with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses and management services. The Company incurred $4,000 in management fees and $94,410 in other related party expenses for the year ended December 31, 2014. At December 31, 2014, the Company has no amount recorded in accounts payable and accrued expenses related to management fees and other related party expenses to CMG.

From time to time, the Company will collect advisory fees on behalf of JRL Capital Advisory LLC, a related party. During the year ended December 31, 2014, the Company collected $24,143 in advisory fees on behalf of JRL Capital Advisory LLC and remitted $23,257 to the related party. At December 31, 2014, the Company has recorded $886 in accounts payable and accrued expenses related to advisory fees collected on behalf of JRL Capital Advisory LLC, but not yet remitted to the related party at December 31, 2014.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

### Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

### Legal

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements.

## NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2014, under the most restrictive requirement, the Company had net capital of $65,306 which was $60,306 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**As of December 31, 2014**

| | Unaudited Amounts per FOCUS Report | Amounts Based on Annual Report | Difference Increase (Decrease) |
|---|---|---|---|
| Net capital - | | | |
| Total stockholder's equity from statement of financial condition | $ 71,194 | $ 72,644 | $ 1,450 |
| Deductions and/or charges: | | | |
| Nonallowable assets included in the following statement of financial condition captions: | | | |
| Cash and cash equivalents | 1,209 | 1,209 | - |
| Accounts receivable | 43 | 43 | - |
| Deferred tax asset | - | 204 | 204 |
| Prepaid expenses | 5,383 | 5,383 | - |
| Haircut on securities | 500 | 500 | - |
| Total deductions and/or charges | 7,135 | 7,338 | 204 |
| Net capital | 64,059 | 65,306 | 1,246 |
| Minimum net capital required | 5,000 | 5,000 | - |
| Excess net capital | $ 59,059 | $ 60,306 | $ 1,246 |
| Total aggregate indebtedness | $ 27,769 | $ 26,516 | $ (1,253) |
| Ratio of aggregate indebtedness to net capital | 0.43 to 1 | 0.41 to 1 | |

KMJ | Corbin & Company
Business Advisors Tax and Audit

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report of JRL Capital Corporation, in which (1) JRL Capital Corporation (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 27, 2015

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

# JRL CAPITAL CORPORATION

## Exemption Report of JRL Capital Corporation

**JRL Capital Corporation** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(ii) throughout the year ended December 31, 2014 without exception.

JRL Capital Corporation

I, Larry Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
President
Date: 2/27/15

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
BROKER/DEALER - MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC